4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100
www.lonmin.com

04035116

TCH/pw

27 May 2004

LONMIN

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED
JUN 04 2004
WASH. D.C. 187 SECTION

Dear Sirs

RULE 12G3-2 EXEMPTION, REGISTATION NO982.191
LONMIN PLC (FORMERLY KNOWN AS LONRHO PLC)

In accordance with Rule 12g3-2(a)(2)(b)(1)A(i)(ii) I enclose hereto a copy of the Company's 2004 Interim Report.

Yours faithfully

T Heritage

Teresa Heritage
Assistant Company Secretary/Investors Relations Manager

Encs

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

LONMIN PLC

INTERIM REPORT 2004



LONMIN

FINANCIAL HIGHLIGHTS - CONTINUING OPERATIONS

	6 months to 31 March 2004	6 months to 31 March 2003
Profits		
Turnover	**$444m**	$308m
EBITDA [1]	**$155m**	$171m
EBIT [2]	**$128m**	$148m
Profit before taxation	**$117m**	$157m
Earnings per share	**26.2¢**	30.5¢
Underlying earnings per share [3]	**39.7¢**	46.8¢
Interim dividend per share [4]	**30.0¢**	30.0¢
Cash flow		
Trading cash flow per share	**72.9¢**	45.4¢
Free cash flow per share	**(11.3)¢**	0.7¢
Balance sheet		
Equity interests – restated [5]	**$644m**	$672m
Net borrowings	**$277m**	$209m
Gearing [6]	**33%**	24%

Notes:

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

2 EBIT is total operating profit.

3 Underlying earnings per share are calculated on attributable profit excluding exceptional items and exchange adjustments on tax as disclosed in note 7 to the Interim Accounts.

4 The interim dividend will be paid on 13 August 2004 to shareholders on the registers on 16 July 2004.

5 Equity interests have been restated to show the investment in the Employee Share Trust as a deduction from shareholders' funds.

6 Gearing is calculated on the equity and minority interests of the Group.

Information about Lonmin is available on the Group's website http://www.lonmin.com where this and other Lonmin publications may be downloaded in their entirety. A webcast of the 2004 Interim Results' presentation is also available.

CHIEF EXECUTIVE'S STATEMENT

Introduction

The first six months of the 2004 financial year saw an acceleration of change at Lonmin with substantial progress achieved toward our strategic objectives.

Key achievements were:

- Increased platinum production of 19.7% to 404,574 ounces.
- Increased total PGM production of 13.8% to 732,777 ounces.
- Completion of the arrangements for the sale of our stake in Ashanti to AngloGold (this transaction closed in April 2004).
- Substantial progress in our BEE equity transaction with Impala and Incwala.
- Leadership transition occurred toward the end of the period with myself assuming the role of Chief Executive from 26 March.

Financial results

Financial results were mixed compared to the first half of the 2003 financial year. Attributable profit deteriorated by 14% to $37 million while net cash flow from operations increased by 57.8% to $161 million.

Sales increased by 44% to $444 million on the strength of a 32.1% increase in the price of platinum ($811/oz versus $614/oz). Unfortunately, costs in US dollar terms increased by 78.8% ($372/PGM oz versus $208/PGM oz) on the strength of the South African rand (up 26%) versus the US dollar and increased rand costs up 31.5% to R2,423/PGM oz.

Approximately half of the rand cost increases were due to events that will not be repeated in the second half of 2004. Such non-repeatable costs include those associated with final repairs and start up of the new smelter and custom tolling contracts for concentrate that we could not process during the period due to the smelter repairs.

Platinum operations

Our core value in operations is safety. Unfortunately we experienced 4 fatalities during this period which was unchanged from the comparable period last year. We have undertaken a complete review of our safety programmes and introduced a new approach – "The Road to Zero" with the intent of eliminating all fatalities and serious injuries.

Production results were solid as noted above. The smelter was successfully restarted in January with steadily rising production.

Our capital growth projects are all on track to achieve our objective of 1 million ounces of Pt/year by 2008. The Pandora JV licence was received at the end of April and we are reviewing with our partners on how best to proceed with this project.

Markets

The fundamental demand for our PGM metals was and remains very strong. We saw significant speculation entering the market during the period which resulted in the price of platinum being driven to a new 23-year high of $924 per ounce in March.

We see continued expansion of PGM use in automobile catalysts, diesel truck catalysts, electronics and fuel cells and we expect this trend to continue and possibly accelerate. China has introduced requirements for autocatalyst emission controls which will underpin future PGM demand growth. Jewellery demand softened during the period as the price of platinum reached new highs.

Outlook and dividend

We expect trading conditions to remain strong for the balance of the year and we expect our operations will continue to meet our production growth targets while improving both our safety and cost performance.

We anticipate that we will be able to finalise our black empowerment transaction in the second half of the year and we will continue to concentrate fully on growing the business.

Given the Group's strong underlying cash flow performance and our favourable outlook, the Board has declared an interim dividend of 30 cents per share.

I would like to take this opportunity to thank all of our employees for their tireless efforts to achieve these quality results and I look forward, as the new Chief Executive, to working with all of the staff to build a great mining company.

Bradford A Mills, Chief Executive
12 May 2004

Basis of preparation

The interim report presented has been prepared on the same basis and using the same accounting policies as those which were used in preparing the financial statements for the year ended 30 September 2003 with the exception of accounting for employee share ownership plans (ESOPs) which has required a presentational restatement as disclosed in note 1 to the Interim Accounts.

Profits

A comparison of the 2004 interim operating profit with the prior period is set out below:

	$ m
Operating profit for the six months to 31 March 2003	148
Increase in sales volumes	21
Increase in sales prices	70
Exchange	(62)
Smelting and refining costs	(13)
Stock adjustment	(13)
Inflation and other items	(23)
Operating profit for the six months to 31 March 2004	128

The average price realised for the basket of metals sold was 23% higher than the prior period which, coupled with an increase in sales volumes, contributed to an increase of 44% in turnover to $444 million. Costs were higher than the prior period due to a combination of the increased production and higher smelting costs. The strength of the South African rand against the US dollar has impacted on costs in dollar terms as can be seen above with the average exchange rate appreciating some 26% on the prior period. The resulting operating profit of $128 million was 14% lower than the prior period. Net interest payable and similar items amounted to $11 million compared with $13 million for the prior period. Lower exchange losses arose because most of the net borrowings were held in US dollars for the 2004 interim period but interest and finance costs were higher primarily due to the amortisation of expenses on bank facilities. Profit before tax for the 2004 period amounted to $117 million compared with $157 million for the six months to 31 March 2003.

The 2004 interim tax charge was $65 million (March 2003 – $95 million) and included exchange losses of $30 million (March 2003 – $49 million). An exceptional tax credit has been included in the tax charge in respect of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights. The effective tax rate, excluding the effects of exchange and exceptional items, was 33% compared with 32% in the corresponding period.

Attributable profit was $37 million for the 2004 interim period compared with $43 million in 2003 and earnings per share in 2004 were 26.2 cents compared with 30.5 cents for the prior period. Underlying earnings per share, being earnings excluding exchange on tax balances and exceptional items amounted to 39.7 cents (March 2003 – 46.8 cents).

Balance sheet

Equity interests were $644 million at 31 March 2004, compared with $645 million (restated for ESOP accounting) at 30 September 2003. The movements during the six months mainly reflected the profits earned of $37 million offset by the 2004 interim dividend declared of $42 million.

Net borrowings amounted to $277 million compared with $209 million at 31 March 2003. The main component within net borrowings was the convertible bonds of $216 million. Gearing was 43% on equity interests and 33% on equity and minority interests (31 March 2003 – 31% on equity interests and 24% on equity and minority interests).

Cash flow

The following table summarises the cash flows during the period:

		March 2004 $ m	March 2003 $ m
Net cash inflow from operating activities		**161**	102
Interest and finance costs		**(9)**	(4)
Tax		**(49)**	(34)
Trading cash flow		**103**	64
Capital expenditure	– purchases	**(85)**	(75)
	– sales	**–**	25
Minority dividends		**(34)**	(13)
Free cash flow		**(16)**	1
Financial investments, acquisitions and disposals		**(6)**	13
Shares issued		**4**	–
Equity dividends paid		**(59)**	(59)
Cash outflow		**(77)**	(45)
Opening net borrowings		**(197)**	(155)
Exchange		**(3)**	(9)
Closing net borrowings		**(277)**	(209)
Trading cash flow per share		**72.9¢**	45.4¢
Free cash flow per share		**(11.3)¢**	0.7¢

Net cash inflow from operating activities was $161 million, a 58% increase on the corresponding period of $102 million. The increase arose primarily from a markedly lower outflow of working capital than in the corresponding period last year. After interest and finance costs of $9 million and tax paid of $49 million, trading cash flow amounted to $103 million compared with $64 million in the corresponding period. Trading cash flow per share was 72.9 cents (March 2003 – 45.4 cents).

Capital expenditure of $85 million showed an increase of 13% on the prior period. This increase included the effect of the marked appreciation in the South African rand during the period; actual rand expenditure decreased by 13%. After minority dividends paid of $34 million, free cash flow was $(16) million and free cash flow per share was (11.3) cents (March 2003 – 0.7 cents). Equity dividends paid amounted to $59 million and the cash outflow for the period was $77 million. Net borrowings amounted to $277 million at 31 March 2004.

Dividend

The Board has declared an interim dividend of 30.0 cents per share for 2004 (March 2003 – 30.0 cents per share). This represents a cover of 0.9 times on earnings (March 2003 – 1.0 times). On an underlying earnings basis, this represents a cover of 1.3 times compared with 1.6 times in 2003.

John Robinson, Executive Director Finance
12 May 2004

STATISTICS

			March 2004	March 2003
Tons milled (excluding slag)	– underground	(000)	**5,646**	5,610
	– opencast	(000)	**1,582**	1,254
	– total	(000)	**7,228**	6,864
Tons mined	– underground	(000)	**5,617**	5,555
	– opencast	(000)	**1,158**	1,252
	– total	(000)	**6,775**	6,807
Noble metals in matte		(kg)	**26,161**	23,328
Refined production of[1]	– platinum	(oz)	**404,574**	337,880
	– palladium	(oz)	**177,093**	153,411
	– rhodium	(oz)	**46,893**	51,271
	– ruthenium	(oz)	**81,029**	78,930
	– iridium	(oz)	**13,413**	15,477
	– gold	(oz)	**9,775**	6,886
	– total PGM's + gold	(oz)	**732,777**	643,855
Capital expenditure		(R millions)	**567**	652
		($ millions)	**85**	75
Sales[1]	– platinum	(oz)	**414,230**	347,391
	– palladium	(oz)	**182,530**	162,711
	– rhodium	(oz)	**59,272**	49,167
	– ruthenium	(oz)	**108,614**	110,328
	– iridium	(oz)	**22,175**	22,290
	– gold	(oz)	**10,008**	7,451
	– total PGM's + gold	(oz)	**796,829**	699,338
Average price received per ounce	– platinum	(R)	**5,358**	5,376
		($)	**811**	614
	– palladium	(R)	**1,485**	2,249
		($)	**227**	254
	– rhodium	(R)	**3,488**	5,297
		($)	**531**	601
Basket price of metals (UG2 ore)		($/kg)	**16,387**	13,425

			March 2004	March 2003
Cash cost per refined ounce of platinum		(R)	**4,422**	3,537
		($)	**679**	399
Cash cost per refined ounce of platinum net of other metal revenue		(R)	**2,648**	1,153
		($)	**410**	130
Cash cost per refined ounce of PGM (including royalties)		(R)	**2,441**	1,856
		($)	**375**	209
Cash cost per refined ounce of PGM (excluding royalties)	– underground	(R)	**2,555**	1,825
		($)	**392**	206
	– opencast	(R)	**1,934**	1,976
		($)	**297**	223
	– total	(R)	**2,423**	1,843
		($)	**372**	208
Average exchange rates	– Sterling	(£/$)	**0.56**	0.63
	– S A rand	(R/$)	**6.51**	8.79
	– Zimbabwe dollar [2]	(Z$/$)	**–**	1,000
Closing exchange rates	– Sterling	(£/$)	**0.55**	0.64
	– S A rand	(R/$)	**6.31**	8.00
	– Zimbabwe dollar [2]	(Z$/$)	**–**	1,000

Notes:

1 The statistics include refined production of metals sold in concentrate form and slag sales of:
Platinum 1,697 oz [2003 – 9,650 oz]
Palladium 848 oz [2003 – 4,490 oz]
Rhodium 233 oz [2003 – 1,481 oz]

2 The Zimbabwe dollar 2003 exchange rate was applicable for the month of October 2002 only up to the date of disposal of the gold mining interests.

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO LONMIN PLC

Introduction

We have been engaged by the Company to review the financial information set out on pages 9 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

KPMG Audit Plc
Chartered Accountants
London
12 May 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months to 31 March 2004 $ m	6 months to 31 March 2003 $ m
Turnover	**444**	308
Net operating costs	**(289)**	(137)
EBITDA [2]	**155**	171
Depreciation	**(26)**	(22)
Group operating profit	**129**	149
Share of associate's operating loss	**(1)**	(1)
Total operating profit	**128**	148
Profit on sale of fixed assets	**-**	24
Loss on sale or termination of operations	**-**	(2)
Profit before net interest payable and similar items	**128**	170
Net interest payable and similar items	**(11)**	(13)
Profit before taxation	**117**	157
Taxation [3]	**(65)**	(95)
Profit after taxation	**52**	62
Equity minority interest	**(15)**	(19)
Profit for the period	**37**	43
Interim dividend	**(42)**	(42)
Retained (loss)/profit for the period	**(5)**	1

Earnings per share	**26.2¢**	30.5¢
Diluted earnings per share	**25.6¢**	30.4¢
Interim dividend per share	**30.0¢**	30.0¢
Financial ratios		
Tax rate [4]	**33%**	32%
Net debt to EBITDA [5]	**0.8 times**	0.5 times

Notes:

1 The results for both periods relate to continuing operations.

2 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

3 The taxation charge includes exchange losses of $30 million (March 2003 – $49 million) as disclosed in note 5 to the Interim Accounts.

4 The tax rate has been calculated excluding exchange and exceptional items as disclosed in note 5 to the Interim Accounts.

5 EBITDAs used in this calculation are for the 12 month periods to March 2004 and 2003.

	As at 31 March 2004 $m	As at 30 September 2003 Restated $m	As at 31 March 2003 Restated $m
Fixed assets			
Tangible assets	**1,042**	983	920
Investments:	**288**	289	290
Associate	**3**	4	4
Other investments	**285**	285	286
Total fixed assets	**1,330**	1,272	1,210
Current assets			
Stocks	**128**	100	106
Debtors	**132**	159	112
Investments	**3**	3	2
Cash and short-term deposits	**68**	66	6
Total current assets	**331**	328	226
Creditors: amounts falling due within one year	**(281)**	(249)	(176)
Current loans and overdrafts	**(129)**	(46)	(64)
Other	**(152)**	(203)	(112)
Net current assets	**50**	79	50
Total assets less current liabilities	**1,380**	1,351	1,260
Creditors: amounts falling due after more than one year	**(212)**	(215)	(154)
Convertible debt	**(212)**	(211)	–
Other	**–**	(4)	(154)
Provisions for liabilities and charges	**(326)**	(277)	(221)
	842	859	885
Capital and reserves			
Called up share capital	**141**	141	141
Reserves	**503**	504	531
Equity shareholders' funds	**644**	645	672
Equity minority interest	**198**	214	213
	842	859	885
Net borrowings	**277**	197	209

Note:
Equity shareholders' funds have been restated to show the investment in the Employee Share Trust as a deduction (see note 1 to the Interim Accounts).

CONSOLIDATED CASH FLOW STATEMENT

	6 months to 31 March 2004 $ m	6 months to 31 March 2003 $ m
Net cash inflow from operating activities	**161**	102
Returns on investment and servicing of finance	**(43)**	(17)
Net interest paid	(6)	(4)
Finance expenses	(3)	-
Dividends paid to minority	(34)	(13)
Taxation	**(49)**	(34)
Capital expenditure and financial investment	**(85)**	(51)
Acquisitions and disposals	**(6)**	14
Equity dividends paid	**(59)**	(59)
Net cash outflow before financing	**(81)**	(45)
Financing	**3**	20
Short-term loans	(1)	-
Long-term loans	-	20
Issue of share capital	4	-
Decrease in cash in the period	**(78)**	(25)

Reconciliation of Group operating profit to net cash inflow from operating activities:

Group operating profit	**129**	149
Depreciation charge	**26**	22
Increase in working capital	**(3)**	(71)
Other items	**9**	2
Net cash inflow from operating activities	**161**	102

Note:
The cash flows for both periods relate to continuing operations.

STATEMENT OF TOTAL CONSOLIDATED RECOGNISED GAINS AND LOSSES

		6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
Profit/(loss) for the period	– Group	38	44
	– Associate	(1)	(1)
Total consolidated recognised gains and losses relating to the period		37	43
Prior year adjustment for ESOP accounting (note 1)		(3)	
Total consolidated recognised gains and losses since last Annual Report		34	

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS

	6 months to 31 March 2004 $m	6 months to 31 March 2003 Restated $m
Total consolidated recognised gains and losses relating to the period	37	43
Dividend	(42)	(42)
Retained (loss)/profit for the period	(5)	1
Shares issued on the exercise of share options	4	–
Net (decrease)/increase in equity shareholders' funds in the period	(1)	1
Equity shareholders' funds at 1 October – restated for ESOP accounting (note 1)	645	671
Equity shareholders' funds at 31 March	644	672

1 Basis of preparation

The interim accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2003 with the exception of the implementation of the provisions of Urgent Issues Task Force (UITF) Abstract 38 – Accounting for Employee Share Ownership Plan (ESOP) Trusts.

UITF Abstract 38 changes the presentation of an entity's own shares held in an ESOP trust by requiring them to be deducted in arriving at shareholders' funds instead of showing them as an asset. Accordingly, the prior periods' balance sheets have been restated to show shares held in the Lonmin ESOP of $3 million as at 30 September 2003 and $4 million as at 31 March 2003 as a deduction from shareholders' funds instead of as a fixed asset investment.

2 Segmental analysis

By business origin:

	6 months to 31 March 2004					
	Turnover $ m	EBITDA $ m	Total operating profit $ m	Profit before exceptionals $ m	Profit before tax $ m	Net operating assets $ m
Platinum	**444**	**166**	**141**	**134**	**134**	**869**
Gold	**–**	**–**	**–**	**–**	**–**	**277**
Exploration	**–**	**(2)**	**(3)**	**(3)**	**(3)**	**3**
Other	**–**	**(1)**	**(1)**	**(1)**	**(1)**	**-**
Corporate	**–**	**(8)**	**(9)**	**(13)**	**(13)**	**12**
	444	**155**	**128**	**117**	**117**	**1,161**
South Africa	**444**	**158**	**133**	**126**	**126**	**866**
Ghana	**–**	**–**	**–**	**–**	**–**	**277**
Other	**–**	**5**	**4**	**4**	**4**	**6**
Corporate	**–**	**(8)**	**(9)**	**(13)**	**(13)**	**12**
	444	**155**	**128**	**117**	**117**	**1,161**

	6 months to 31 March 2003					
	Turnover $ m	EBITDA $ m	Total operating profit $ m	Profit before exceptionals $ m	Profit before tax $ m	Net operating assets $ m
Platinum	304	180	158	146	170	855
Gold	4	1	1	1	(1)	277
Exploration	–	(4)	(5)	(5)	(5)	5
Other	–	1	1	1	1	–
Corporate	–	(7)	(7)	(8)	(8)	(1)
	308	171	148	135	157	1,136
South Africa	304	174	152	140	164	852
Zimbabwe	4	1	1	1	(1)	–
Ghana	–	–	–	–	–	277
Other	–	3	2	2	2	8
Corporate	–	(7)	(7)	(8)	(8)	(1)
	308	171	148	135	157	1,136

Net operating assets exclude net borrowings of $277 million at 31 March 2004 (31 March 2003 – $209 million) and the interim dividend proposed of $42 million at 31 March 2004 (31 March 2003 – $42 million).

3 Net interest and similar items

	6 months to 31 March 2004 $ m	6 months to 31 March 2003 $ m
Net financing cost payable	**8**	4
Exchange differences on net borrowings	**3**	9
Net interest payable and similar items	**11**	13

4 Exceptional items

	6 months to 31 March 2004 $ m	6 months to 31 March 2003 $ m
Profit on sale of fixed assets:		
– Sale of Brakspruit mineral rights	**-**	24
Sale or termination of operations:		
– Loss on sale of gold mining interests	**-**	(2)
Exceptional items before taxation and minority interest	**-**	22
Taxation	**4**	(3)
Minority interest	**-**	(6)
Net exceptional profit	**4**	13

The exceptional tax credit in the 6 months to 31 March 2004 is an adjustment representing the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

5 Taxation

	6 months to 31 March 2004 $ m	6 months to 31 March 2003 $ m
United Kingdom:		
Corporation tax at 30% (March 2003 - 30%)	12	-
Double tax relief	(12)	-
	-	-
Overseas:		
Current taxation	25	33
Excluding tax on local currency exchange profits	18	29
Tax on local currency exchange profits	-	(2)
Tax on exceptional items	-	3
Tax on dividends remitted	5	-
Exchange on current taxation	2	3
Deferred taxation	47	62
Origination and reversal of timing differences	19	14
Exchange on deferred taxation	28	48
Prior year items	(7)	-
Exceptional	(4)	-
Other	(3)	-
Tax charge	65	95
Tax charge excluding exceptional items and exchange	39	43
Effective tax rate excluding exceptional items and exchange	33%	32%

6 Dividend

An interim dividend of 30.0 cents per share (30.0 cents per share for the six months to 31 March 2003) will be paid on 13 August 2004 to shareholders on the registers at the close of business on 16 July 2004.

7 Earnings per share

The calculation of earnings per share is based on a weighted average number of 141,242,151 ordinary shares in issue for the six months to 31 March 2004 (140,984,432 ordinary shares in issue for the six months to 31 March 2003).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the period as follows:

	6 months to 31 March 2004			6 months to 31 March 2003		
	Profit for the period $ m	**Number of shares**	**Per share amount cents**	Profit for the period $ m	Number of shares	Per share amount cents
Basic EPS	**37**	**141,242,151**	**26.2**	43	140,984,432	30.5
Share option schemes	**-**	**618,316**	**(0.1)**	-	344,251	(0.1)
Convertible bonds	**2**	**10,576,993**	**(0.5)**	-	-	-
Diluted EPS	**39**	**152,437,460**	**25.6**	43	141,328,683	30.4

Underlying earnings per share are based on the profit for the period adjusted to exclude exceptional items and exchange on tax balances as follows:

	6 months to 31 March 2004			6 months to 31 March 2003		
	Profit for the period $ m	**Number of shares**	**Per share amount cents**	Profit for the period $ m	Number of shares	Per share amount cents
Basic EPS	**37**	**141,242,151**	**26.2**	43	140,984,432	30.5
Exceptional items before taxation and minority interest	**-**	**-**	**-**	(22)	-	(15.6)
Taxation on exceptional items	**(4)**	**-**	**(2.8)**	3	-	2.1
Exchange on tax balances	**30**	**-**	**21.3**	49	-	34.8
Minority interest	**(7)**	**-**	**(5.0)**	(7)	-	(5.0)
Underlying EPS	**56**	**141,242,151**	**39.7**	66	140,984,432	46.8

8 Post balance sheet event

On 26 April 2004 the merger of AngloGold Limited (AngloGold) and Ashanti Goldfields Company Limited (Ashanti) became effective. On 26 April 2004 Lonmin received 10,440,000 AngloGold Ashanti shares based on the merger terms of 0.29 AngloGold shares for each Ashanti share held, with a market value at the previous mid-market close of $347 million. The book value of the Ashanti shares, shown within fixed asset investments, was $200 million as at 31 March 2004 and prior to the merger becoming effective. Also included within fixed asset investments at 31 March 2004 and prior to the merger becoming effective were $75 million of mandatorily exchangeable notes (MENs) subscribed for in 2002. These MENs were repaid in full with interest on 27 April 2004.

9 Statutory disclosure

The balance sheet at 30 September 2003 is taken from, but does not constitute, the Company's statutory accounts for the year ended 30 September 2003. Accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

CORPORATE INFORMATION

Directors
Sir John Craven
Chairman (Non-Executive)

Roger Phillimore
Deputy Chairman (Non-Executive)

Sir Alastair Morton
Senior Independent Director (Non-Executive)

Bradford A Mills
Chief Executive (appointed 26 March 2004)

Edward Haslam
Chief Executive (retired 26 March 2004)

Ian Farmer
Executive Director Business Development & Marketing

Peter Godsoe
Non-Executive

Michael Hartnall
Non-Executive

Sam Jonah
Non-Executive (resigned 26 April 2004)

Peter Ledger
Executive Director Platinum Operations

John Robinson
Executive Director Finance

Registered Office
4 Grosvenor Place
London SW1X 7YL
Telephone: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100

Email: contact@lonmin.com
Web site: www.lonmin.com

Registered in England No. 103002

South African Office
Lonmin Platinum
Northdowns
17 Georgian Crescent
Bryanston East 2152
Johannesburg
South Africa
(PO Box 98811, Sloane Park 2152, Johannesburg, South Africa)
Telephone: +27 11 516 1300
Fax: +27 11 516 1310

Group Company Secretary
Rob Bellhouse

Group Financial Controller
Amanda Bradshaw

Investor Relations
London – Teresa Heritage (Assistant Secretary and Investor Relations Manager)
Johannesburg – Tony Reilly (Lonmin Platinum – Director of Corporate Affairs)

Marketing
Fraser King

Auditors
KPMG Audit Plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Helplines:
In the UK: 0870 600 3970
From overseas: +44 121 415 7161
Fax: +44 (0)1903 833371

Computershare Investor Services Limited
70 Marshall Street
2001 Johannesburg
South Africa
(PO Box 61051, Marshalltown 2107, South Africa)
Telephone: +27 11 370 5000
Fax: +27 11 370 5487

Stockbrokers
Cazenove & Co. Ltd.
20 Moorgate
London EC2R 6DA
Telephone: +44 (0)20 7588 2828
Fax: +44 (0)20 7155 9000

HSBC Investment Bank plc
8 Canada Square
Canary Wharf
London E14 5HQ
Telephone: +44 (0)20 7991 8885
Fax: +44 (0)20 7991 4843

Interim Dividend

An interim dividend of 30.0 cents per share will be paid on 13 August 2004 to shareholders on the registers at the close of business on 16 July 2004. The dividend will be paid in sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on 23 July 2004; in Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on 2 July 2004; and in dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank or participate in TAPS – see below). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 5.00 pm on 16 July 2004.

Transcontinental Automated Payment System (TAPS)

TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been or will be sent information on TAPS by Lloyds TSB Registrars.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 16 July 2004, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 30 July 2004. Copies of the DRIP brochure and application form have been sent to eligible shareholders who were on the registers by 23 January 2004 and are being sent to those who are newly registered between then and 16 July 2004. Further copies are available from the Registrars.

4 Grosvenor Place
London SW1X 7YL

Printed by Pillans & Waddies, who are accredited under ISO 14001.

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100
www.lonmin.com

TCH/pw

24 May 2004

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

LONMIN

RECEIVED
JUN 04 2004
187

Dear Sirs

RULE 12G3-2 EXEMPTION, REGISTATION NO982.191
LONMIN PLC (FORMERLY KNOWN AS LONRHO PLC)

In accordance with Rule 12g3-2(a)(2)(b)(1)A(i)(ii) I enclose hereto a copy of the Company's recent News Releases dated 12 May 2004

1. In respect of the progress of the sale by Implats of its entire 27.1% stake in each of Western Platinum Limited.

2. The Interim Statement for the 6 month period to 31 Msrch 2004

Yours faithfully

T Heritage

Teresa Heritage
Assistant Company Secretary/Investors Relations Manager

Encs

LONMIN Plc

(Incorporated in the United Kingdom)
Share code : LON
ISIN code : GB0031192486
("Lonmin")
IMPALA PLATINUM HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
Registration number : 1957/001979/06
Share code : IMP
ISIN ZAE 000003554
("Implats")

LONMIN AND IMPLATS ANNOUNCE SIGNIFICANT PROGRESS ON THE SALE BY IMPLATS OF ITS ENTIRE 27.1% STAKE IN EACH OF WESTERN PLATINUM LIMITED AND EASTERN PLATINUM LIMITED (TOGETHER "LONPLATS") - 9.0% TO HDSA INVESTORS AND THE BALANCE TO LONMIN

A number of key milestones have been achieved including endorsement by the Department of Minerals and Energy, participation by the Industrial Development Corporation, the involvement of Historically Disadvantaged South Africans and the obtaining of bank funding

Sale of 27.1% of Lonplats by Implats

- Implats to dispose of its entire 27.1% shareholding in Lonplats for cash;
- 9.0% for US$240.1million directly to a number of consortia comprising Historically Disadvantaged South Africans ("HDSA") ("HDSA Investors");
- 18.1% for a total of US$554.4million to Lonmin; and
- Implats and Lonmin to provide a vendor-financing package of US$122.0 million for HDSA investors

Purchase of 18% of Lonplats by Incwala Resources

- Lonmin to on-sell 9.0% of Lonplats to Incwala Resources (Pty) Ltd ("Incwala Resources")
- a newly formed company (to be HDSA controlled) - for US$240.1 million in cash; and
- HDSA Investors to sell the 9.0% of Lonplats acquired from Implats to Incwala Resources for US$240.1million in cash, to be partly reinvested in Incwala Resources equity; and
- HDSA Investors will own more than 50% of Incwala Resources
- Lonmin to invest a cash amount of US$90.3million in Incwala Resources for equity; and
- The Industrial Development Corporation of SA ("IDC") to make a direct equity investment in Incwala Resources, of US$81.7 million in cash
- Incwala Resources secures funding in the Rand equivalent of US$125.0 million from a syndicate of banks

Department of Minerals and Energy Support

- The South African Minister of Minerals and Energy supports the proposed transaction and endorses it as a constructive approach to black economic empowerment - within the requirements of the new Mining law

Introduction

On 18 September 2003, Lonmin and Implats announced that they had signed a non-binding Memorandum of Understanding ("MOU") providing for the sale by Implats of its entire 27.1% holding in Western Platinum Ltd. and Eastern Platinum Ltd, Lonmin's principal operating subsidiaries (together referred to as "Lonplats") which would have the effect of ending Implats' joint control of Lonplats. Lonmin currently holds the balance of 72.9% of Lonplats.

Significant progress has been made since the September announcement. The transaction has been restructured to facilitate the claim, on application for conversion of mining rights, of equity ownership credits in terms of the Mining Charter.

Commenting on the transaction, the Minister for Minerals and Energy Ms. Phumzile Mlambo-Ngcuka said: "As presented, this transaction is in line with the requirements of the new mining law. The Department of Minerals and Energy will at an appropriate time evaluate compliance with all aspects of the law; the Scorecard and the Mining Charter, that is when the parties formally present themselves for conversion to new order mining rights. It is at that stage that any due credits for compliance will be formally awarded to the parties. We wish the partners success in this business venture and the courage to face the challenges that lie ahead.

Lonmin and Impala have both facilitated this transaction and both will be allocated credits that are proportional to the percentages and ounces they have sold to their BEE partners. We welcome the progress that has been made by all the parties".

Sale by Implats of 9.0% of Lonplats to HDSA Investors

HDSA Investors will acquire a 9.0% stake in Lonplats directly from Implats for US$240.1 million in cash. Funding for this acquisition will be facilitated as follows:

- HDSA Investors will contribute approximately US$61.1 million of their own-sourced funding;
- US$57.0 million short term bridge finance; and
- Lonmin and Implats will provide US$27.0 million and US$95.0 million of vendor-financing respectively

Lonmin will indemnify Implats for its vendor-financing portion up to a cap of US$95.0 million, in the event that the HDSAs are unable to repay the principal amount of the loan on maturity. Given the strong cash flows of Lonplats, Lonmin believes it is unlikely that this indemnity will be called.

HDSA Investors will on-sell to Incwala Platinum (Pty) Ltd (Incwala Resources' wholly-owned subsidiary, "Incwala Platinum") the entire 9.0% stake for a matching consideration of US$240.1 million to be settled in cash. The HDSA Investors will use part of the consideration to repay the US$57.0 million of bridge finance, and the balance to acquire shares in Incwala Resources.

Lonmin and Implats are in advanced discussions on the potential investment with various

broad-based HDSA consortia, which will between them purchase the 9.0% stake in Lonplats from Implats and become the founding HDSA Investors in Incwala Resources as envisaged above.

To date, three HDSA consortia have succeeded in securing strong financial support for some US$30 million (corresponding to an investment of approximately 24.7% in Incwala Resources) towards the US$61.0 million of total funding required for the HDSA investment in Incwala Resources.

These three HDSA Investors are:

- Andisa Capital, a black empowerment financial services company headed by Saki Macozoma (Chairman) and Ronnie Ntuli (Chief Executive); and
- Dema Group, a women's group, led by Zanele Mavuso Mbatha (MD); and
- Vantage Capital, an empowerment group headed by Mutle Mogase

Further potential HDSA investors are working on obtaining the required own-sourced funding in order to participate in the unique investment opportunity represented by the balance of the controlling interest in Incwala Resources. The identities of further HDSA consortia will be announced upon the successful completion of this exercise.

Sale by Implats of its remaining 18.1% of Lonplats to Lonmin

Lonmin will acquire 18.1% of Lonplats from Implats for US$534.4 million less an amount equal to US$31.7 million, which is the amount of the dividend that Lonplats has paid to Implats in respect of the last financial year ended 30 September 2003. In addition, Lonmin will, simultaneously with the sale by Implats to the HDSA investors, pay Implats US$20.0 million for facilitating the transaction within this structure. The net payment to Implats by Lonmin for the 18.1% is therefore US$522.7 million.

From its newly acquired 18.1% shareholding in Lonplats, Lonmin will immediately sell 9.0% directly to Incwala Platinum for US$240.1 million to be settled in cash.

Following the completion of this transaction, Lonmin will have an 82.0% stake in Lonplats and Incwala Resources an 18.0% stake. Lonmin will also make a direct equity investment in Incwala Resources of US$90.3 million in cash.

Introduction of the Industrial Development Corporation as a founding direct equity investor

The IDC has approved a direct equity investment of US$81.7 million in Incwala Resources. It is envisaged that the IDC and Lonmin will acquire an equal shareholding in Incwala Resources.

This investment will represent a facilitation by the IDC of black economic empowerment in the platinum industry.

Incwala Resources - Funding and Capital Structure

Incwala Resources is to be funded through a combination of equity and preference shares. It is currently envisaged that the funding (other than that to be provided by the HDSA

Investors) will be sourced as follows:

- A syndicate of banks will provide the Rand equivalent of US$125.0 million to Incwala Platinum in the form of preference share funding with an expected term of 7 years. The banks comprise: ABSA Bank Limited, Nedbank Limited, Standard Chartered Bank Limited and The Standard Bank of South Africa Limited; and
- Lonmin and the IDC will subscribe for equal equity interests of approximately 23.6% each in Incwala Resources.

Provision is being made to accommodate the South African Women in Mining Association, Lonplats employees by way of their Masikane Provident Fund and communities in the vicinity of Lonplats operations by way of the Bapo Ba Mogale community, to have an equity interest in Incwala. On completion, Incwala Resources will be majority HDSA-owned and have majority HDSA Board representation.

Incwala Resources intends to develop into a flagship for Black Economic Empowerment in the South African diversified mining industry, enabling wide spread participation by HDSAs in the mineral wealth of South Africa, and ultimately seeking a listing on the JSE Securities Exchange South Africa.

Conditions to Completion

Completion of the proposed transaction is subject to the following conditions:

- The potential HDSA investors successfully obtaining the required amount of own-sourced funds; and
- Signature of legally binding agreements between all the parties involved in the transaction; and
- The approval of Lonmin shareholders as required by the UK Listing Rules; and
- The unconditional approval of the South African competition authorities and other relevant regulatory authorities.

It is expected that the transaction will complete in the third quarter of 2004.
Further announcements will be made in due course.

Enquiries

Lonmin		
John Robinson	Chief Financial Officer	+44 20 7201 6032
Ian Farmer	Director	+27 11 268 6318
Albert Jamieson	Director of Lonplats	+27 11 268 6318
Anthony Cardew / Olivia Gallimore	CardewChancery	+44 20 7930 0777
Implats		
David Brown	Chief Financial Officer	+27 11 481 3926
Cathie Markus	Executive Director	+27 11 481 3925

NEWS RELEASE
ISSUED BY LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

LONMIN

INTERIM STATEMENT – 31 MARCH 2004

	Financial Highlights – Continuing Operations	6 months to 31 March 2004	6 months to 31 March 2003
	Profits		
	Turnover	**$444m**	$308m
(i)	EBITDA	**$155m**	$171m
(ii)	EBIT	**$128m**	$148m
	Profit before taxation	**$117m**	$157m
	Earnings per share	**26.2c**	30.5c
(iii)	Underlying earnings per share	**39.7c**	46.8c
(iv)	Interim dividend per share	**30.0c**	30.0c
	Cash flow		
	Trading cash flow per share	**72.9c**	45.4c
	Free cash flow per share	**(11.3)c**	0.7c
	Balance sheet		
(v)	Equity interests – restated	**$644m**	$672m
	Net borrowings	**$277m**	$209m
(vi)	Gearing	**33%**	24%

Commenting on the financial results, the Chief Executive, Brad Mills said:

"We had good production performance in the first half and are looking to be able to match last year's production levels for the full year. Costs came under considerable pressure due to rand/dollar exchange rate movements and one-off costs associated with the smelter re-start.

We continue to make good progress strategically with the completion of the sale of our Ashanti stake in April and we have achieved a number of key milestones, as announced yesterday, necessary for the closure of our Impala/Incwala transaction. We now expect this transaction to close in the second half of our financial year."

NOTES ON HIGHLIGHTS

(i) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(ii) EBIT is total operating profit.
(iii) Underlying earnings per share are calculated on attributable profit excluding exceptional items and exchange adjustments on tax as disclosed in note 7 to the Interim Accounts.
(iv) The interim dividend will be paid on 13 August 2004 to shareholders on the registers on 16 July 2004.
(v) Equity interests have been restated to show the investment in the Employee Share Trust as a deduction from shareholders' funds.
(vi) Gearing is calculated on the equity and minority interests of the Group.

Press enquiries: Anthony Cardew/Olivia Gallimore, Cardew Chancery– +44 (0)20 7930 0777
This press release is available on the Company's website http://www.lonmin.com A live webcast of the satellite linked Interim Results presentation to analysts in London and Johannesburg will be transmitted via the Company's website from 09.30hrs BST today, 13 May 2004.

CHIEF EXECUTIVE'S STATEMENT

Introduction

The first six months of the 2004 financial year saw an acceleration of change at Lonmin with substantial progress achieved toward our strategic objectives.

Key achievements were:

- Increased platinum production of 19.7% to 404,574 ounces.
- Increased total PGM production of 13.8% to 732,777 ounces.
- Completion of the arrangements for the sale of our stake in Ashanti to AngloGold (this transaction closed in April 2004).
- Substantial progress in our BEE equity transaction with Impala and Incwala.
- Leadership transition occurred toward the end of the period with myself assuming the role of Chief Executive from March 26th.

Financial results

Financial results were mixed compared to the first half of the 2003 financial year. Attributable profit deteriorated by 14% to $37 million while net cash flow from operations increased by 57.8% to $161 million.

Sales increased by 44% to $444 million on the strength of a 32.1% increase in the price of platinum ($811/oz versus $614/oz). Unfortunately, costs in US dollar terms increased by 78.8% ($372/PGM oz versus $208/PGM oz) on the strength of the South African rand (up 26%) versus the US dollar and increased rand costs up 31.5% to R2,423/PGM oz.

Approximately half of the rand cost increases were due to events that will not be repeated in the second half of 2004. Such non-repeatable costs include those associated with final repairs and start up of the new smelter and custom tolling contracts for concentrate that we could not process during the period due to the smelter repairs.

Platinum operations

Our core value in operations is safety. Unfortunately we experienced 4 fatalities during this period which was unchanged from the comparable period last year. We have undertaken a complete review of our safety programmes and introduced a new approach - "The Road to Zero" with the intent of eliminating all fatalities and serious injuries.

Production results were solid as noted above. The smelter was successfully restarted in January with steadily rising production.

Our capital growth projects are all on track to achieve our objective of 1 million ounces of Pt/year by 2008. The Pandora JV licence was received at the end of April and we are reviewing with our partners on how best to proceed with this project.

Markets

The fundamental demand for our PGM metals was and remains very strong. We saw significant speculation entering the market during the period which resulted in the price of platinum being driven to a new 23-year high of $924 per ounce in March.

We see continued expansion of PGM use in automobile catalysts, diesel truck catalysts, electronics and fuel cells and we expect this trend to continue and possibly accelerate. China has introduced requirements for autocatalyst emission controls which will underpin future PGM demand growth. Jewellery demand softened during the period as the price of platinum reached new highs.

Outlook and dividend

We expect trading conditions to remain strong for the balance of the year and we expect our operations will continue to meet our production growth targets while improving both our safety and cost performance.

We anticipate that we will be able to finalise our black empowerment transaction in the second half of the year and we will continue to concentrate fully on growing the business.

Given the Group's strong underlying cash flow performance and our favourable outlook, the Board has declared an interim dividend of 30 cents per share.

I would like to take this opportunity to thank all of our employees for their tireless efforts to achieve these quality results and I look forward, as the new Chief Executive, to working with all of the staff to build a great mining company.

Bradford A Mills
Chief Executive
12 May 2004

Basis of preparation

The interim report presented has been prepared on the same basis and using the same accounting policies as those which were used in preparing the financial statements for the year ended 30 September 2003 with the exception of accounting for employee share ownership plans (ESOPs) which has required a presentational restatement as disclosed in note 1 to the Interim Accounts.

Profits

A comparison of the 2004 interim operating profit with the prior period is set out below:

	$m
Operating profit for the six months to 31 March 2003	148
Increase in sales volumes	21
Increase in sales prices	70
Exchange	(62)
Smelting and refining costs	(13)
Stock adjustment	(13)
Inflation and other items	(23)
Operating profit for the six months to 31 March 2004	128

The average price realised for the basket of metals sold was 23% higher than the prior period which, coupled with an increase in sales volumes, contributed to an increase of 44% in turnover to $444 million. Costs were higher than the prior period due to a combination of the increased production and higher smelting costs. The strength of the South African rand against the US dollar has impacted on costs in dollar terms as can be seen above with the average exchange rate appreciating some 26% on the prior period. The resulting operating profit of $128 million was 14% lower than the prior period. Net interest payable and similar items amounted to $11 million compared with $13 million for the prior period. Lower exchange losses arose because most of the net borrowings were held in US dollars for the 2004 interim period but interest and finance costs were higher primarily due to the amortisation of expenses on bank facilities. Profit before tax for the 2004 period amounted to $117 million compared with $157 million for the six months to 31 March 2003.

The 2004 interim tax charge was $65 million (March 2003 - $95 million) and included exchange losses of $30 million (March 2003 - $49 million). An exceptional tax credit has been included in the tax charge in respect of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights. The effective tax rate, excluding the effects of exchange and exceptional items, was 33% compared with 32% in the corresponding period.

Attributable profit was $37 million for the 2004 interim period compared with $43 million in 2003 and earnings per share in 2004 were 26.2 cents compared with 30.5 cents for the prior period. Underlying earnings per share, being earnings excluding exchange on tax balances and exceptional items amounted to 39.7 cents (March 2003 - 46.8 cents).

Balance sheet

Equity interests were $644 million at 31 March 2004, compared with $645 million (restated for ESOP accounting) at 30 September 2003. The movements during the six months mainly reflected the profits earned of $37 million offset by the 2004 interim dividend declared of $42 million.

Net borrowings amounted to $277 million compared with $209 million at 31 March 2003. The main component within net borrowings was the convertible bonds of $216 million. Gearing was 43% on equity interests and 33% on equity and minority interests (31 March 2003 - 31% on equity interests and 24% on equity and minority interests).

Cash flow

The following table summarises the cash flows during the period:

		March 2004 $m	March 2003 $m
Net cash inflow from operating activities		**161**	102
Interest and finance costs		**(9)**	(4)
Tax		**(49)**	(34)
Trading cash flow		**103**	64
Capital expenditure	- purchases	**(85)**	(75)
	- sales	**-**	25
Minority dividends		**(34)**	(13)
Free cash flow		**(16)**	1
Financial investments, acquisitions and disposals		**(6)**	13
Shares issued		**4**	-
Equity dividends paid		**(59)**	(59)
Cash outflow		**(77)**	(45)
Opening net borrowings		**(197)**	(155)
Exchange		**(3)**	(9)
Closing net borrowings		**(277)**	(209)
Trading cash flow per share		**72.9c**	45.4c
Free cash flow per share		**(11.3)c**	0.7c

Net cash inflow from operating activities was $161 million, a 58% increase on the corresponding period of $102 million. The increase arose primarily from a markedly lower outflow of working capital than in the corresponding period last year. After interest and finance costs of $9 million and tax paid of $49 million, trading cash flow amounted to $103 million compared with $64 million in the corresponding period. Trading cash flow per share was 72.9 cents (March 2003 - 45.4 cents).

Capital expenditure of $85 million showed an increase of 13% on the prior period. This increase included the effect of the marked appreciation in the South African rand during the period; actual rand expenditure decreased by 13%. After minority dividends paid of $34 million, free cash flow was $(16) million and free cash flow per share was (11.3) cents (March 2003 - 0.7 cents). Equity dividends paid amounted to $59 million and the cash outflow for the period was $77 million. Net borrowings amounted to $277 million at 31 March 2004.

Dividend

The Board has declared an interim dividend of 30.0 cents per share for 2004 (March 2003 - 30.0 cents per share). This represents a cover of 0.9 times on earnings (March 2003 - 1.0 times). On an underlying earnings basis, this represents a cover of 1.3 times compared with 1.6 times in 2003.

John Robinson
Executive Director Finance
12 May 2004

STATISTICS

			March 2004	March 2003
Tons milled (excluding slag)	- underground	(000)	**5,646**	5,610
	- opencast	(000)	**1,582**	1,254
	- total	(000)	**7,228**	6,864
Tons mined	- underground	(000)	**5,617**	5,555
	- opencast	(000)	**1,158**	1,252
	- total	(000)	**6,775**	6,807
Noble metals in matte		(kg)	**26,161**	23,328
Refined production of (1)	- platinum	(oz)	**404,574**	337,880
	- palladium	(oz)	**177,093**	153,411
	- rhodium	(oz)	**46,893**	51,271
	- ruthenium	(oz)	**81,029**	78,930
	- iridium	(oz)	**13,413**	15,477
	- gold	(oz)	**9,775**	6,886
	- total PGM's + gold	(oz)	**732,777**	643,855
Capital expenditure		(R millions)	**567**	652
		($ millions)	**85**	75
Sales (1)	- platinum	(oz)	**414,230**	347,391
	- palladium	(oz)	**182,530**	162,711
	- rhodium	(oz)	**59,272**	49,167
	- ruthenium	(oz)	**108,614**	110,328
	- iridium	(oz)	**22,175**	22,290
	- gold	(oz)	**10,008**	7,451
	- total PGM's + gold	(oz)	**796,829**	699,338
Average price received per ounce	- platinum	(R)	**5,358**	5,376
		($)	**811**	614
	- palladium	(R)	**1,485**	2,249
		($)	**227**	254
	- rhodium	(R)	**3,488**	5,297
		($)	**531**	601
Basket price of metals (UG2 ore)		($/kg)	**16,387**	13,425
Cash cost per refined ounce of platinum		(R)	**4,422**	3,537
		($)	**679**	399
Cash cost per refined ounce of platinum net of other metal revenue		(R)	**2,648**	1,153
		($)	**410**	130
Cash cost per refined ounce of PGM (including royalties)		(R)	**2,441**	1,856
		($)	**375**	209
Cash cost per refined ounce of PGM (excluding royalties)				
	- underground	(R)	**2,555**	1,825
		($)	**392**	206
	- opencast	(R)	**1,934**	1,976
		($)	**297**	223
	- total	(R)	**2,423**	1,843
		($)	**372**	208
Average exchange rates	- Sterling	(£/$)	**0.56**	0.63
	- SA rand	(R/$)	**6.51**	8.79
	- Zimbabwe dollar (2)	(Z$/$)	**-**	1,000
Closing exchange rates	- Sterling	(£/$)	**0.55**	0.64
	- SA rand	(R/$)	**6.31**	8.00
	- Zimbabwe dollar (2)	(Z$/$)	**-**	1,000

Notes:

(1) *The statistics include refined production of metals sold in concentrate form and slag sales of:*

Platinum 1,697oz [2003 - 9,650oz]
Palladium 848 oz [2003 - 4,490oz]
Rhodium 233 oz [2003 - 1,481oz]

(2) The Zimbabwe dollar 2003 exchange rate was applicable for the month of October 2002 only up to the date of disposal of the gold mining interests.

Independent Review Report by KPMG Audit Plc to Lonmin Plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 8 to 15 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

KPMG Audit Plc
Chartered Accountants
London
12 May 2004

Consolidated Profit and Loss Account

	6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
Turnover	**444**	308
Net operating costs	**(289)**	(137)
EBITDA (2)	**155**	171
Depreciation	**(26)**	(22)
Group operating profit	**129**	149
Share of associate's operating loss	**(1)**	(1)
Total operating profit	**128**	148
Profit on sale of fixed assets	**-**	24
Loss on sale or termination of operations	**-**	(2)
Profit before net interest payable and similar items	**128**	170
Net interest payable and similar items	**(11)**	(13)
Profit before taxation	**117**	157
Taxation (3)	**(65)**	(95)
Profit after taxation	**52**	62
Equity minority interest	**(15)**	(19)
Profit for the period	**37**	43
Interim dividend	**(42)**	(42)
Retained (loss)/profit for the period	**(5)**	1

Earnings per share	**26.2c**	30.5c
Diluted earnings per share	**25.6c**	30.4c
Interim dividend per share	**30.0c**	30.0c
Financial ratios		
Tax rate (4)	**33%**	32%
Net debt to EBITDA (5)	**0.8 times**	0.5 times

Notes:
(1) The results for both periods relate to continuing operations.
(2) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(3) The taxation charge includes exchange losses of $30 million (March 2003 - $49 million) as disclosed in note 5 to the Interim Accounts.
(4) The tax rate has been calculated excluding exchange and exceptional items as disclosed in note 5 to the Interim Accounts.
(5) EBITDAs used in this calculation are for the 12 month periods to March 2004 and 2003.

Consolidated Balance Sheet

	As at 31 March 2004 $m	As at 30 Sept 2003 Restated $m	As at 31 March 2003 Restated $m
Fixed assets			
Tangible assets	**1,042**	983	920
Investments:	**288**	289	290
Associate	**3**	4	4
Other investments	**285**	285	286
Total fixed assets	**1,330**	1,272	1,210
Current assets			
Stocks	**128**	100	106
Debtors	**132**	159	112
Investments	**3**	3	2
Cash and short-term deposits	**68**	66	6
Total current assets	**331**	328	226
Creditors: amounts falling due within one year	**(281)**	(249)	(176)
Current loans and overdrafts	**(129)**	(46)	(64)
Other	**(152)**	(203)	(112)
Net current assets	**50**	79	50
Total assets less current liabilities	**1,380**	1,351	1,260
Creditors: amounts falling due after more than one year	**(212)**	(215)	(154)
Convertible debt	**(212)**	(211)	-
Other	**-**	(4)	(154)
Provisions for liabilities and charges	**(326)**	(277)	(221)
	842	859	885
Capital and reserves			
Called up share capital	**141**	141	141
Reserves	**503**	504	531
Equity shareholders' funds	**644**	645	672
Equity minority interest	**198**	214	213
	842	859	885
Net borrowings	**277**	197	209

Note:
Equity shareholders' funds have been restated to show the investment in the Employee Share Trust as a deduction (see note 1 to the Interim Accounts on page 12).

Consolidated Cash Flow Statement

	6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
Net cash inflow from operating activities	**161**	102
Returns on investment and servicing of finance	**(43)**	(17)
Net interest paid	**(6)**	(4)
Finance expenses	**(3)**	-
Dividends paid to minority	**(34)**	(13)
Taxation	**(49)**	(34)
Capital expenditure and financial investment	**(85)**	(51)
Acquisitions and disposals	**(6)**	14
Equity dividends paid	**(59)**	(59)
Net cash outflow before financing	**(81)**	(45)
Financing	**3**	20
Short-term loans	**(1)**	-
Long-term loans	**-**	20
Issue of share capital	**4**	-
Decrease in cash in the period	**(78)**	(25)

Reconciliation of Group operating profit to net cash inflow from operating activities:

Group operating profit	**129**	149
Depreciation charge	**26**	22
Increase in working capital	**(3)**	(71)
Other items	**9**	2
Net cash inflow from operating activities	**161**	102

Note:
The cash flows for both periods relate to continuing operations.

Statement of Total Consolidated Recognised Gains and Losses

	6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
Profit/(loss) for the period - Group	**38**	44
- Associate	**(1)**	(1)
Total consolidated recognised gains and losses relating to the period	**37**	43
Prior year adjustment for ESOP accounting (note 1)	**(3)**	
Total consolidated recognised gains and losses since last Annual Report	**34**	

Reconciliation of Movement in Equity Shareholders' Funds

	6 months to 31 March 2004 $m	6 months to 31 March 2003 Restated $m
Total consolidated recognised gains and losses relating to the period	**37**	43
Dividend	**(42)**	(42)
Retained (loss)/profit for the period	**(5)**	1
Shares issued on the exercise of share options	**4**	-
Net (decrease)/increase in equity shareholders' funds in the period	**(1)**	1
Equity shareholders' funds at 1 October – restated for ESOP accounting (note 1)	**645**	671
Equity shareholders' funds at 31 March	**644**	672

1 Basis of preparation

The interim accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2003 with the exception of the implementation of the provisions of Urgent Issues Task Force (UITF) Abstract 38 – Accounting for Employee Share Ownership Plan (ESOP) Trusts.

UITF Abstract 38 changes the presentation of an entity's own shares held in an ESOP trust by requiring them to be deducted in arriving at shareholders' funds instead of showing them as an asset. Accordingly, the prior periods' balance sheets have been restated to show shares held in the Lonmin ESOP of $3 million as at 30 September 2003 and $4 million as at 31 March 2003 as a deduction from shareholders' funds instead of as a fixed asset investment.

2 Segmental analysis

By business origin:

	6 months to 31 March 2004					
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before exceptionals $m	Profit before tax $m	Net operating assets $m
Platinum	444	166	141	134	134	869
Gold	-	-	-	-	-	277
Exploration	-	(2)	(3)	(3)	(3)	3
Other	-	(1)	(1)	(1)	(1)	-
Corporate	-	(8)	(9)	(13)	(13)	12
	444	155	128	117	117	1,161
South Africa	444	158	133	126	126	866
Ghana	-	-	-	-	-	277
Other	-	5	4	4	4	6
Corporate	-	(8)	(9)	(13)	(13)	12
	444	155	128	117	117	1,161

2 Segmental analysis - continued

	6 months to 31 March 2003					
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before exceptionals $m	Profit before tax $m	Net operating assets $m
Platinum	304	180	158	146	170	855
Gold	4	1	1	1	(1)	277
Exploration	-	(4)	(5)	(5)	(5)	5
Other	-	1	1	1	1	-
Corporate	-	(7)	(7)	(8)	(8)	(1)
	308	171	148	135	157	1,136
South Africa	304	174	152	140	164	852
Zimbabwe	4	1	1	1	(1)	-
Ghana	-	-	-	-	-	277
Other	-	3	2	2	2	8
Corporate	-	(7)	(7)	(8)	(8)	(1)
	308	171	148	135	157	1,136

Net operating assets exclude net borrowings of $277 million at 31 March 2004 (31 March 2003 - $209 million) and the interim dividend proposed of $42 million at 31 March 2004 (31 March 2003 - $42 million).

3 Net interest and similar items

	6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
Net financing cost payable	**8**	4
Exchange differences on net borrowings	**3**	9
Net interest payable and similar items	**11**	13

4 Exceptional items

	6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
Profit on sale of fixed assets:		
- Sale of Brakspruit mineral rights	**-**	24
Sale or termination of operations:		
- Loss on sale of gold mining interests	**-**	(2)
Exceptional items before taxation and minority interest	**-**	22
Taxation	**4**	(3)
Minority interest	**-**	(6)
Net exceptional profit	**4**	13

The exceptional tax credit in the 6 months to 31 March 2004 is an adjustment representing the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

5 Taxation

	6 months to 31 March 2004 $m	6 months to 31 March 2003 $m
United Kingdom:		
Corporation tax at 30% (March 2003 – 30%)	**12**	-
Double tax relief	**(12)**	-
	-	-
Overseas:		
Current taxation	**25**	33
Excluding tax on local currency exchange profits	**18**	29
Tax on local currency exchange profits	**-**	(2)
Tax on exceptional items	**-**	3
Tax on dividends remitted	**5**	-
Exchange on current taxation	**2**	3
Deferred taxation	**47**	62
Origination and reversal of timing differences	**19**	14
Exchange on deferred taxation	**28**	48
Prior year items	**(7)**	-
Exceptional	**(4)**	-
Other	**(3)**	-
Tax charge	**65**	95
Tax charge excluding exceptional items and exchange	**39**	43
Effective tax rate excluding exceptional items and exchange	**33%**	32%

6 Dividend

An interim dividend of 30.0 cents per share (30.0 cents per share for the six months to 31 March 2003) will be paid on 13 August 2004 to shareholders on the registers at the close of business on 16 July 2004.

7 Earnings per share

The calculation of earnings per share is based on a weighted average number of 141,242,151 ordinary shares in issue for the six months to 31 March 2004 (140,984,432 ordinary shares in issue for the six months to 31 March 2003).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the period as follows:

	6 months to 31 March 2004			6 months to 31 March 2003		
	Profit for the period $m	**Number of shares**	**Per share amount cents**	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**37**	**141,242,151**	**26.2**	43	140,984,432	30.5
Share option schemes	**-**	**618,316**	**(0.1)**	-	344,251	(0.1)
Convertible bonds	**2**	**10,576,993**	**(0.5)**	-	-	-
Diluted EPS	**39**	**152,437,460**	**25.6**	43	141,328,683	30.4

Underlying earnings per share are based on the profit for the period adjusted to exclude exceptional items and exchange on tax balances as follows:

	6 months to 31 March 2004			6 months to 31 March 2003		
	Profit for the period $m	**Number of shares**	**Per share amount cents**	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**37**	**141,242,151**	**26.2**	43	140,984,432	30.5
Exceptional items before taxation and minority interest	**-**	**-**	**-**	(22)	-	(15.6)
Taxation on exceptional items	**(4)**	**-**	**(2.8)**	3	-	2.1
Exchange on tax balances	**30**	**-**	**21.3**	49	-	34.8
Minority interest	**(7)**	**-**	**(5.0)**	(7)	-	(5.0)
Underlying EPS	**56**	**141,242,151**	**39.7**	66	140,984,432	46.8

8 Post balance sheet event

On 26 April 2004 the merger of AngloGold Limited (AngloGold) and Ashanti Goldfields Company Limited (Ashanti) became effective. On 26 April 2004 Lonmin received 10,440,000 AngloGold Ashanti shares based on the merger terms of 0.29 AngloGold shares for each Ashanti share held, with a market value at the previous mid-market close of $347 million. The book value of the Ashanti shares, shown within fixed asset investments, was $200 million as at 31 March 2004 and prior to the merger becoming effective. Also included within fixed asset investments at 31 March 2004 and prior to the merger becoming effective were $75 million of mandatorily exchangeable notes (MENs) subscribed for in 2002. These MENs were repaid in full with interest on 27 April 2004.

9 Statutory disclosure

The balance sheet at 30 September 2003 is taken from, but does not constitute, the Company's statutory accounts for the year ended 30 September 2003. Accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.